VOLUNTARY FEE WAIVER AGREEMENT

This VOLUNTARY FEE WAIVER AGREEMENT (the “Agreement”), is effective as of the 22nd day of May, 2020 (the “Effective Date”), by and among Tweedy, Browne Company LLC, a Delaware limited liability company (the “Adviser”) and Tweedy, Browne Fund Inc., a Maryland Corporation (the “Company”), with respect to the Global Value Fund (the “Fund”).

WHEREAS, the Adviser and the Company are parties to an investment advisory agreement with respect to the Fund dated May 29, 1998, as amended effective October 15, 2017 (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund in consideration of compensation as set forth in the Advisory Agreement (the “Advisory Fee”); and

WHEREAS, the Adviser, of its own volition and not at the request or suggestion of the Company, has determined that it is desirable to take certain measures to limit the expenses of the Fund, in certain circumstances;

NOW, THEREFORE, the parties hereto agree as follows:

1.	VOLUNTARY FEE WAIVER

1.1       The Adviser hereby voluntarily agrees to waive a portion of the Advisory Fee payable to it pursuant to the Advisory Agreement as set forth in Section 1.2 below.

1.2       As a result of this Agreement, from the Effective Date of this Agreement and for so long as this Agreement is in effect, the Advisory Fee payable by the Fund pursuant to Section 4(a) of the Advisory Agreement shall reduced according to the schedule below, whenever the Fund’s average daily net assets (“ADNA”) exceed $6 billion:

Average Daily Net Assets	Advisory Fee

On the first $6 billion in ADNA	1.25%

On the next $1 billion in ADNA

(on ADNA over $6 billion up to $7 billion)	0.80%

On the next $1 billion in ADNA

(on ADNA over $7 billion up to $8 billion)	0.70%

On the remaining amount, if any, of ADNA

(on ADNA over $8 billion)	0.60%

2.	TERM AND TERMINATION OF AGREEMENT.

This Agreement shall continue in effect until the close of business on July 31, 2021 and may be continued from year to year thereafter at the sole and absolute discretion of the Adviser. Notwithstanding the foregoing, this Agreement may not be terminated prior to the close of business on July 31, 2021 without the approval of the Company’s Board of Directors.

3.	MISCELLANEOUS.

3.1       CAPTIONS. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2       INTERPRETATION. This Agreement shall be construed in accordance with the laws of the State of New York. Nothing herein contained shall be deemed to require the Company or the Fund to take any action contrary to the Company’s Articles of Incorporation, Amended and Restated By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Fund.

3.3       LIMITATION OF LIABILITY. The obligations and expenses incurred, contracted for or otherwise existing with respect to the Fund shall be enforced against the assets of the Fund and not against the assets of any other Fund.

3.4       AMENDMENT TO THIS AGREEMENT. This Agreement may be amended only by a written agreement signed by each of the parties to which the amendment relates.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers as of the 19th day of May, 2020.

TWEEDY, BROWNE FUND INC. with respect to the Global Value Fund

By:	/s/ Thomas H. Shrager
Thomas H. Shrager President

TWEEDY, BROWNE COMPANY LLC

By:	/s/ Robert Q. Wyckoff, Jr.
Robert Q. Wyckoff, Jr. Managing Director